Pencilish Animation Studios, Inc. (the "Company") a Delaware Corporation

Financial Statements and Independent Auditor's Report

Year Ended December 31st, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Pencilish Animation Studios, Inc.

We have audited the accompanying statement of financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 29th, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 1,348,456
Accounts Receivable	800
Interest Receivable	700
Inventory	1,178
Loan Receivable - Related Party	20,000
Total Current Assets	$ 1,371,134
Non-current Assets	
Production Costs	47,328
Patents and Trademarks	1,750
Total Non-Current Assets	$ 49,078
TOTAL ASSETS	$ 1,420,212
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	46,360
Total Current Liabilities	$ 46,360
TOTAL LIABILITIES	$ 46,360
EQUITY	
Class A Common Stock ($.0001 par value)	292
Class B Common Stock ($.0001 par value)	84
Additional Paid-In-Capital	2,111,988
Accumulated Deficit	(738,513)
TOTAL EQUITY	$ 1,373,852
TOTAL LIABILITIES AND EQUITY	$ 1,420,212

Statement of Operations

	Year Ended December 31, 2021
Merchandise Sales Revenue	$ 6,010
Cost of Revenue	4,884
Gross Profit	$ 1,126
Operating Expenses	
Expenses paid to related party for marketing	333,502
Marketing And Advertising	23,623
Payroll	284,657
General and Administrative	79,637
Depreciation	
Amortization	
Total Operating Expenses	$ 721,420
Operating Income (loss)	$ (720,294)
Other Income	
Interest Income	700
Other	-
Total Other Income	700
Other Expense	
Interest Expense	1,500
Other	-
Total Other Expense	$ 1,500
Provision for Income Tax	-
Net Income (loss)	$ (721,094)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	$ (721,094)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	$ 39,713
Interest Receivable	(700)
Inventory	(1,178)
Accounts Receivable	(800)
Change in production costs	(47,327)
Change in deferred Expenses	15,500
Other	(78)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,130
Net Cash provided by (used in) Operating Activities	$ (715,964)
INVESTING ACTIVITIES	
Patents and Trademarks	(1,750)
Related Party Loan	(20,000)
Net Cash provided by (used by) Investing Activities	$ (21,750)
FINANCING ACTIVITIES	
Issuance of Class A Common Stock, net of $157,000 in offering costs	2,109,673
Related Party Loan Payments	(30,300)
Net Cash provided by (used in) Financing Activities	2,079,373
Cash at the beginning of period	6,797
Net Cash increase (decrease) for period	1,341,660
Cash at end of period	$ 1,348,457

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2020	840,000	$ 216	2,160,000	$ 84	$ 2,436	$ (45)	$ (17,419)	$ (14,728)
Offering Costs	-	-	-	-	(157,825)	-	-	(157,825)
Vesting of Shares	-	-	-	-	-	45	-	45
Issuance of Common Stock	757,100	76	-	-	2,267,377	-	-	2,267,453
Net Loss	-	-	-	-	-	-	(721,094)	(721,094)
Ending Balance 12/31/2021	1,597,100	$ 292	2,160,000	$ 84	$ 2,111,989	$ -	$ (738,513)	$ 1,373,852

Pencilish Animation Studios, Inc.
Notes to Financial Statements
December 31st, 2021

Note 1 - Organization and Nature of Activities

Pencilish Animation Studios, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on October 8th, 2020. The company is the world's first crowd owned animation studio. They will be creating licensed and owned intellectual property in the animation space for monetization through licensing, merchandising, and other revenue streams.

The Company will conduct an additional equity crowdfunding offering during 2022 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary objective is to generate revenue via the distribution and peripheral revenues of its animated content that are under production. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company is currently generating revenue via the sale of merchandise. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Production Costs

These amounts include capitalizable production costs, production overhead, interest, development costs, and acquired production costs related to the creation of animated series and are stated at the lower of cost, less accumulated amortization.

Production costs are as follows as of December 31:

In development or pre-production	47,327
Completed, not released	-
Released, less amortization	-
Total	47,327

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In 2020 the Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. The loan was repaid in 2021.

The Company incurred $333k in marketing expenses related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder.

In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2022. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show.

Note 5 - Stockholder's Equity

The company has authorized 6,000,000 shares of common stock and 3,000,000 shares of preferred stock with a par value of $.0001 each. Common stock is further separated into common stock Class A and Class B with 3,000,000 shares of each. Class B common stock shares are convertible into 10 shares of class A common stock. Class A common stock is entitled to 1 vote per share and Class B is entitled to 10 votes per share. 1,597,100 shares of Class A common stock and 2,160,000 shares of Class B common stock shares were issued and outstanding as of 2021. No shares of Preferred Stock have been issued or are outstanding.

Note 6 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29th, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

Note 7 - Risks and Uncertainties

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended December 31st, 2021, have not been adjusted to reflect their impact.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.